EXHIBIT 12.1

STATEMENT OF CALCULATION OF RATIO OF EARNINGS (LOSS) TO FIXED

CHARGES AND PREFERRED DIVIDENDS

For the purpose of calculating the ratio of earnings to fixed charges, “earnings” represent income from continuing operations before income taxes, plus income distributed to us by subsidiaries we account for as equity investments, plus fixed charges. “Fixed charges” consist of (a) interest, expensed and capitalized; (b) amortized premiums, discounts and capitalized expenses related to indebtedness; (c) an estimate of the interest within rental expenses; and (d) preference security dividend requirements of consolidated subsidiaries.

Because during the relevant periods STAAR has had not had any outstanding class or series of preferred stock that paid dividends in a fixed amount or in preference to any other class of securities, the ratio of earnings to combined fixed earnings and preferred dividends is the same as the ratio of earnings to fixed charges, which was computed as follows:

	Year Ended
(in thousands)	Jan 1, 2010	Dec 31, 2011	Dec 30, 2011	Dec 28, 2012	Jan 3, 2014
Fixed Charges:
Interest Expense	$1,317	$896	$523	$291	$170
Earnings (Loss) Available for Fixed Charges:
Pretax Income (Loss)	$(5,748)	$(3,681)	$2,704	$(519)	$1,114
Add: Fixed Charges	$1,317	$896	$523	$291	$170
Total Earnings available for Fixed Charges	$(4,431)	$(2,785)	$3,227	$(228)	$1,284
Ratio of Earnings to Fixed Charges	-	—	6.17	—	7.55
Earnings inadequate to cover Fixed Charges by:	$5,748	$3,681	—	$519	—